UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: February 2009
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
 (Translation of registrant's name into English)

2 Rechavam Ze’evi Street
Givat Shmuel 54017, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___     No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ___

Attached hereto and incorporated by reference herein is the registrant's press release announcing its fourth quarter and year ended December 31, 2008 earnings results, issued on February 4, 2009.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-149825, filed with the Securities and Exchange Commission on March 20, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and
Chief Financial Officer

Date: February 4, 2009